

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2016

David G. Dehaemers, Jr.
President and Chief Executive Officer
Tallgrass Energy GP, LP

4200 W. 115th Street, Suite 350
Leawood, Kansas 66211

Re: **Tallgrass Energy GP, LP**
           Form 10-K for Fiscal Year Ended December 31, 2015
           File No. 001-37365
           Filed February 17, 2016
           Tallgrass Energy Partners LP
           Form 10-K for Fiscal Year Ended December 31, 2015
           File No. 001-35917
           Filed February 17, 2016

Dear Mr. Dehaemers:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products